(212) 756-2153	edward.schauder@srz.com

April 27, 2006

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Ms. Jennifer Gowetski
Mr. Owen Pinkerton

Re:     DynCorp International Inc. —Registration Statement on Form S-1

           File No. 333-128637 (the “Registration Statement”)

Dear Ms. Gowetski and Mr. Pinkerton:

On behalf of DynCorp International, Inc. (the “Registrant”), we have filed simultaneously by EDGAR Amendment No. 5 to the above-referenced Registration Statement (“Amendment No. 5”) addressing comments contained in the Comment Letter (as defined below).

This letter is in response to the comments of the Staff set forth in its letter dated April 26, 2006, concerning the Registration Statement (the “Comment Letter”). For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 5.

Our response to the Staff’s comments set forth in the Comment Letter are as follows:

General

1.	We note your response to comment no. 2 as well as the supplemental materials provided on April 12, 2006. Please include your response to comment no. 2 and the integration analysis in your next correspondence to be flied on Edgar.

Securities and Exchange Commission

Division of Corporation Finance

April 27, 2006

As discussed with the Staff on April 11, 2006, the Registrant does not believe that the granting of Class B interests (the “Interests”) in DIV Holding LLC (“DIV”) to members of its management and to all outside directors (collectively, the “Grantees”) as part of their compensation package constitute an offer and sale by the Registrant of its Class A common stock (the “Common Stock”) pursuant to Section 2(3) of the Securities Act of 1933, as amended.

The basis for the Registrant’s belief is as follows:

•	The Interests are not convertible into or functionally equivalent to the Common Stock to be issued in the offering. The grant of the Interests to the Grantees represents an economic participation right to receive up to 7.5% of all distributions made by DIV only after the holders of the Class A interests in DIV have received a return of their invested capital, provided that the holders of the Class A interests have received an 8% per annum internal rate of return (compounded annually) on their invested capital.

•	The Interests were issued to the Grantees for a compensatory purpose. This analysis is consistent with how the Registrant has treated the Interests from an accounting perspective. For example, see “Note 4—Stock Based Compensation and Class B Equity Participation—Class B Equity Participation” on page F-43 of the Registration Statement. The Registrant has taken a non-cash compensation expense relating to the Interests. The Grantees were not required to pay any monetary or in-kind consideration or forgo any economic rights, to either the Registrant or DIV, in exchange for the Interests, nor will they be required to at any time in the future. Accordingly, the Registrant will not receive any proceeds in connection with the issuance of the Interests by DIV.

In addition, please provide a detailed integration analysis.

Even if the issuance of the Interests were deemed to be an offer and sale, the Registrant believes that the offer and sale of the Interests by DIV and offer and sale of the Common Stock by the Registrant should not be integrated.

The offer and sale of the Interests would fail to meet four of the five factors of the five factor test, enunciated in SEC Release No. 33-4552.

(a) The offerings are not part of a single plan of financing. The Common Stock being offered by the Registrant pursuant to the Registration Statement is being offered by means of a public offering. The Interests were independently granted by DIV to a limited number of grantees, all of which are directors or members of management. The offering of the Common Stock by the Registrant is financially independent from the grant of the Interests by DIV. In connection with the offering, the Registrant will receive proceeds from the sale of the Common Stock. The granting of Interests did not raise any capital for the Registrant or DIV, but rather served to incentivize management. Furthermore, the Registrant would proceed with

Securities and Exchange Commission

Division of Corporation Finance

April 27, 2006

the offering of Common Stock for the purposes outlined in Item 4 below regardless of the offering of the Interests by DIV.

(b) The offerings do not involve the issuance of the same class of security. The Interests constitute a different security from the Common Stock. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. By contrast, the Grantees by holding Interests are not entitled to vote on any matter submitted to the vote of the stockholders of the Registrant. In addition, the Registrant does not intend to pay dividends on its Common Stock for the foreseeable future, and the instruments governing its current indebtedness contain various covenants that may limit its ability to pay dividends. By contrast, the Grantees are entitled to receive up to 7.5% of all distributions made by DIV Holding LLC after the holders of the Class A interests in DIV Holding LLC have received a return of their invested capital, provided that the holders of the Class A interests have received an 8% per annum internal rate of return (compounded annually) on their invested capital. The Interests also are subject to a five-year vesting schedule with any unvested interests reverting to the holders of Class A interests in the event they are forfeited or repurchased. No such restriction applies with respect to the Common Stock of the Registrant. We further note that the Interests are not convertible into Common Stock.

(c) The same type of consideration will not be received in connection with the offerings. Cash consideration will be received by the Registrant in exchange for its Common Stock. There was and will be no consideration received by DIV or the Registrant for the Interests. The Grantees were given Interests pursuant to grants and will not be required at any point in time to pay any monetary or in-kind consideration or forgo any economic rights in exchange for the Interests to either the Registrant or DIV.

(d) The offerings are not being made for the same general purpose. The primary purposes of the offering of Common Stock are the redemption of the preferred stock of the Registrant, the payment of a special Class B dividend, and the partial redemption of notes with proceeds of the offering. The grants of Interests serve as management incentives and are unrelated to the financing objectives contemplated in connection with the offering of the Common Stock. As noted above, no proceeds were or will be received by the Registrant in connection with the granting of the Interests.

(e) Timing of the granting of Interests and the offer of the Common Stock. The Interests were granted on November 22, 2005 and March 14, 2006. The Registrant anticipates that the offering of the Common Stock will occur on or about the last week of April 2006. However, given the failure to meet the other four prongs of the five factor test, we believe that the granting of the Interests by DIV and the offer and sale of the Common Stock by the Registrant should not be integrated.

Securities and Exchange Commission

Division of Corporation Finance

April 27, 2006

Thirty six new members, all of whom are either members of the Registrant’s management or outside directors, have been admitted to DIV since the Registration Statement. As noted above, the Interests were not convertible into Common Stock. Therefore, none of these members directly or indirectly received or will receive any Common Stock as a result of the issuance of the grant.

Summary

Our Company, page 1

2.	We have reviewed your revisions in response to prior comment 6. Our prior comment highlighted the fact that in the most recent fiscal year your revenues have only increased slightly, a significant contrast to the growth rates you are highlighting in the summary. Please revise to provide balance to this disclosure by discussing revenue growth for the most recent fiscal year or interim periods or remove this information from the summary.

The revisions requested by the Staff have been made.

Please also consider whether your ensuing disclosure regarding the primary drivers of your growth remains accurate in light of your disclosure on pages 11 and 51 that revenues were negatively impacted during the most recent periods by the company’s decision to exit a series of contracts to provide security and logistics support to various construction projects.

After consideration the Registrant confirms that the primary drivers are accurate.

3.	Reference is made to your disclosures in the second paragraph. Please balance your discussion on the annual growth rate of EBITDA with that of net income.

The revisions requested by the Staff have been made.

Business Strategy, page 5

4.

We note your response to comment no. 7 and the revised disclosure that your profitability will continue to improve as your customers shift away from cost-reimbursement to time-and-materials contracts and fixed-price contracts. We further note your disclosure on page 81 that shows that the portion of your revenues comprised of fixed-price contracts has decreased from 30 percent in FY 2003 to 24 percent in FY 2004 and then increased to 27 percent in FY 2005 and the nine months ended December 31, 2005, while the portion of your revenues comprised of time-and-materials contracts has increased from 31 percent in FY 2003 to 39 percent in FY 2005, while decreasing only slightly to 38 percent in the nine months ended December 31, 2005. It appears that the primary increase in revenue is derived primarily from an increase in time-and-materials contracts, not fixed-price contracts. Please advise us as to why you believe the recent increase should be attributed to an increase in

Securities and Exchange Commission

Division of Corporation Finance

April 27, 2006

both time-and-materials contracts and fixed-price contracts or revise your disclosure accordingly here and throughout the prospectus, including on page 77.

The Registrant confirms that although the portion of its revenue comprised of fixed-price contracts decreased from 30% in fiscal 2003 to 24% in fiscal 2004, based on recent trends in revenue, the nature of the contracts that it is bidding on and the pricing structure in fixed-price contracts, the Registrant believes that its profitability will continue to improve as it anticipates its customers to shift away from cost-reimbursement to time and material contracts and fixed-price contracts. The Registrant has clarified its disclosure to reflect this.

Summary of Risk Factors, page 6

5.	We note your statement on page 6 and 31 that a significant portion of the net proceeds will not be used to further invest in your business or reduce your debt. Please quantify this significant portion using the midpoint of the pricing range or clarify, if true, that no proceeds of the offering will be used to further invest in your business. If no proceeds are expected to be available for working capital and to grow your business, please revise the prospectus throughout, including in a separate risk factor heading, to make this clear.

The disclosure requested by the Staff has been added.

Sponsor, page 7

6.	We note the revised disclosure on pages 7 and 29 that you have been advised by your sponsor that although they currently have no agreements to acquire any competing company, they routinely identify potential acquisition targets and enter into confidentiality agreements and that your sponsor may consider combining your operations with those of another company. Please expand your disclosure to state whether your sponsor has entered into any confidentiality agreements with competing companies and clarify whether your sponsor is currently considering or has any arrangements to combine your operations with another entity.

The disclosure requested by the Staff has been added.

In terms of the disclosure in the “Risk Factors” section please clarify what risks to investors this presents.

Since the Sponsor has informed the Registrant that it is not currently considering any such combination and in any event any such acquisition would not, and in any event any such acquisition would not increase the risk for investors, the language in the risk factor has been deleted.

In addition, to the extent that your executives have “change in control” provisions in their employment agreements that may be impacted by a transaction noted here, please revise your disclosure on page 94 to indicate these terms.

The executives do not have a “change in control” provision in their employment agreements.

Securities and Exchange Commission

Division of Corporation Finance

April 27, 2006

Transactions, page 8

7.	We note your response to comment no. 8 that Veritas Capital will not receive any proceeds of the redemption of your preferred stock. Please expand your disclosure on pages 8 and 98 to identify The Northwestern Mutual Life Insurance Company and Computer Sciences Corporation as holders of your preferred stock. Please state the percentage of preferred stock each holds and the portion of the proceeds from the redemption of the preferred stock that each will receive.

The revisions requested by the Staff have been made.

The Offering Transactions, page 9

8.	We note the statement on pages 10, 15, 38 and 40 that assuming a redemption date of May 5, 2006, holders of your preferred stock will receive $222.5 million. We further note your statement on pages 9, 14, 37 that references the redemption of all of your currently outstanding preferred stock, of which approximately $212.8 million in stated amount including accrued and unpaid dividends thereon was outstanding as of December 30, 2005. We continue to believe that you should revise this disclosure to simply state the redemption amount of the preferred stock, including any accrued and unpaid dividends, and the senior subordinated notes as of the proposed redemption date.

The revisions requested by the Staff have been made.

Recent Results, page 10

9.	Please expand your disclosure to quantify what you mean throughout this section by references to “increase slightly,” “decrease slightly,” “decrease significantly,” and “increase significantly.”

The revisions requested by the Staff have been made.

Use of Proceeds, page 37

10.	We note your disclosure beginning on pages 13 and 37 that you expect to receive net proceeds from the offering of approximately $365 million after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by you. We further note your listed use of proceeds appears to total over $400 million. Please expand your disclosure to explain this apparent discrepancy and further clarify which amounts will be paid from the proceeds of the proposed offering. In light of the increased amount of information found under this section, please consider presenting the use of proceeds in a tabular format so that it is easier for investors to understand.

The Registrant has addressed the discrepancy noted by the Staff and has clarified its disclosure to note that the $365 million in net proceeds which it expects to receive from the offering is net of transaction expenses.

Securities and Exchange Commission

Division of Corporation Finance

April 27, 2006

11.	Based on your disclosure, we note the amounts payable to your Class B holders represent a return of capital. As requested in our initial comment letter, if these amounts do not represent a portion of the company’s profit it appears they are distributions rather than dividends and should be characterized as such. Please advise us or revise your disclosures here and throughout your document accordingly.

The disclosure throughout the Registration Statement has been revised to characterize the amounts payable to the Class B holders as a distribution.

Pro Forma Financial Information

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 48

12.	Your revised disclosure attributes the adjustments to the weighted average common shares outstanding to the conversion of your Class B common shares and excludes your previous disclosures regarding the pro forma impact of paying distributions from the proceeds of the offering. Please expand to clarify here, and in the pro forma earnings per share footnote included in your financial statements.

The Registrant has revised its disclosure on pages 49, 50 and 51 in accordance with its discussion with the staff to indicate that the ajustment to the weighted average shares results from:

(i)	the 64 to 1 split of its common stock to occur prior to the consummation of the offering; and

(ii)	the 25,000,000 shares to be offered as a result of the Offering Transaction.

In addition, the Registrant has added disclosure on page F-26 to clarify its pro forma earnings per share includes the incremental shares issued for the special distribution.

Management, page 88

13.	We note your response to comment no. 13 and the revised disclosure. Please revise your disclosure to briefly describe the business experience of Mr. Ream from 2001 to May 2003.

The revisions requested by the Staff have been made.

14.	We note that upon consummation of this offering you will also pay special cash bonuses of $3.125 million in the aggregate to your executive officers and certain other members of management. Please expand your disclosure to provide the source of the funds to pay these bonuses. To the extent proceeds from the proposed offering will be used to fund the bonuses, in part or in whole, please disclose this in the “Use of Proceeds” section.

The disclosure requested by the Staff has been added.

Certain Relationships and Related Transactions, page 98

15.	We note your response to comment no. 15 and the revised disclosure. Please identify the executive officers, directors and other employees that hold interests of DIV Holdings, LLC,

Securities and Exchange Commission

Division of Corporation Finance

April 27, 2006

who will receive a portion of the initial class B dividend and the special class B dividend and quantify the portion that each will receive.

The Registrant has revised its disclosure based on discussions with the Staff.

* * * *

Amendment No. 5 to the Registration Statement was filed by the Registrant in response to the comments set forth in the Comment Letter. We respectfully request your prompt review of Amendment No. 5 to the Registration Statement.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2153 or Michael R. Littenberg of this firm at (212) 756-2524.

Very truly yours,

Edward H. Schauder, Esq.

cc:	Michael J. Thorne
DynCorp International, LLC
Chief Financial Officer

Michael R. Littenberg
Schulte Roth & Zabel LLP
Partner